United States Securities and
Exchange Commission
January 20, 2006
Page 1



                         Law Offices
          BALLARD SPAHR ANDREWS & INGERSOLL, LLP         Baltimore, MD
               1735 MARKET STREET, 51ST FLOOR            Denver, CO
          PHILADELPHIA, PENNSYLVANIA 19103-7599          Salt Lake City, UT
                       215-665-8500                      Voorhees, NJ
                  FAX: 215-864-8999                      Washington, DC
                  www.ballardspahr.com                   Wilmington, DE


JUSTIN P. KLEIN
Direct Dial:  (215) 864-8606
Personal Fax: (215) 864-9166
E-Mail:       KLEINJ@ballardspahr.com



                                            January 20, 2006




BY FACSIMILE
------------

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

       Re:  Harleysville Group Inc.
            Form 10-K for the fiscal year ended December 31, 2004
            File No. 0-14697
            ----------------

Ladies and Gentlemen:

     We are pleased to provide this response letter on behalf of Harleysville Group Inc. ("Registrant"). This letter is a follow up to Registrant's response letter dated January 6, 2006 in which Registrant responded to comments 1 and 6 of the Staff's comment letter dated December 21, 2005, regarding the above captioned Form 10-K for the fiscal year ended December 31, 2004, filed by Registrant, and agreed to respond to comments 2 through 5 of the Staff's comment letter by January 20, 2006. For your convenience, the Staff's comments 2 through 5 have been reproduced, followed by Registrant's response to such comments.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
-----------------------------------------------------

Item 7. Management's Discussion and Analysis of Financial Condition and ...,
----------------------------------------------------------------------------
page 21
-------

Critical Accounting Policies, page 22
-------------------------------------

2. You indicate that you have had unrealized losses on airline enhanced equipment trust certificates (EETC) for more than twelve months but you believe the collateral is sufficient to recover your cost. Explain to us how you determine fair value of the EETCs and the collateral. Explain if and how fair value takes into account collateral. Tell us when you invested in these securities and how long they have been in an unrealized loss position. Tell us if you have or had any other investments in EETCs and how you accounted for them, whether you impaired them or sold them and why. Tell us how long the company intends and has the ability to hold these investments.

Response:
---------
Registrant supplementally advises that its EETC holdings are all senior "A" Tranche securities issued by major air carriers. The investments in these securities generally took place between January 2000 and August 2001. The EETC securities generally share the following characteristics:

The collateral consists of large pools of late model aircraft (manufactured by Boeing and/or Airbus);

The aircraft represent essential components of the respective carriers' fleet;

Generally, other major carriers have similar models in their respective fleets;

The aircraft underlying the EETC structure have relatively low loan-to value statistics that maintain net equity in a distress value situation.

The fixed income valuations reflect the market price of the securities as provided by the Custodian Bank (Bank of New York) through an unaffiliated third party pricing service (IDC - Interactive Data Corp). In determining the collateral valuation of aircraft that support Registrant's EETC holdings, it considers information received in connection with Registrant's ongoing participation on the United Airlines EETC creditors' committee and analysis provided by independent expert aircraft appraisers, as well as on research from Wall Street firms (Morgan Stanley and JP Morgan, among others, that also engage independent appraisers) that support EETC holdings (relative to the outstanding EETC debt). Registrant also considers the loan to collateral value to provide protection in the event of an adverse economic environment.

Registrant supplementally advises that it has owned 2 UAL-related ETC (Equipment Trust Certificates) which were acquired as part of an acquisition of a company in 1997. At the time of acquisition, they were recorded at a value of $295,000 They had a significantly lower credit profile than the current EETCs and were deemed impaired. Accordingly, they were sharply written down to $89,000.00 in 2002, with the remainder written off in 2004.

Registrant supplementally confirms that for FAS 115 purposes, all EETC's are categorized as available for sale. The majority of the EETC's have been in an unrealized loss position after the events of September 11, 2001 as disclosed in Registrant's recent Form 10K reports. Registrant also supplementally advises that the market value of the EETCs have increased from September 11, 2001 through the end of 2005. Registrant also supplementally advises that it currently intends and has the ability to continue to maintain holdings in the EETC investments until maturity.

Liabilities and Loss Settlement Expenses, page 22
-------------------------------------------------

3. We believe your disclosure in Management's Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management's Discussion and Analysis. Accordingly, please provide us in disclosure-type format the following information for each of your lines of business (i.e. commercial automobile, commercial workers compensation, commercial multi-peril, commercial other and personal automobile, personal homeowners and personal other):

- The reserves accrued as of the latest balance sheet date presented. The total of these amounts should agree to the amount presented on the balance sheet.

- Because IBNR reserve estimates are more imprecise, the amount of IBNR separately from case reserves.

- Disclosure around the reserve balances for each line of business rather than for total commercial and personal on a gross basis rather than on a net basis. Specifically, where you have provided an actuarial range, provide this range for each line of business. In addition, to aid an investor in understanding the variability that is reasonably likely from your estimated gross loss reserve for each line, disclose the key assumptions used to arrive at management's best estimate and quantify the effect on operations and financial position of reasonably likely changes in those assumptions.

- Estimates of reinsurance recoverables should be discussed separately. Disclosures of a 1% change in the estimated loss reserve such as that presented on page 29 are only useful to an investor, in our view, to the extent that the 1% change is a reasonably likely change.

Response:

   Registrant supplementally provides in this letter the following additional information on unpaid losses and loss settlement expenses net of reinsurance by line of business as of December 31, 2004 and will provide similar information in future filings in Form 10K in response to your request:

                    Total                     Incurred        Statistically
                    Unpaid Loss               but not          Determined
                    and Loss Adj.             Reported         Range of
                    Expense       Case        Reserve          Estimates
                    Reserve       Reserve     (inc. LAE)     Low       High
                    ----------    -------     ----------     ---       ----
                                           (in thousands)
Commercial:

Automobile          $  249,044    $106,704    $142,340     $187,842  $303,971
Workers
  compensation         298,994     171,246     127,748      256,796   376,386
Commercial
  multi-peril          371,247     128,117     243,130      269,359   406,936
Other Commercial        70,535      15,700      54,835       46,594   106,682
                    ----------    --------    --------
   Total Commercial    989,820     421,767     568,043
                    ----------    --------    --------

Personal:

Automobile             103,050      60,346      42,704       88,829   117,965
Homeowners              37,026      14,169      22,857       24,506    37,294
Other personal           1,713         841         872        1,061     2,097
                    ----------    --------    --------
   Total Personal      141,789      75,356      66,433
                    ----------    --------    --------

Total Personal
  and Commercial    $1,131,609    $497,123    $634,486
                    ==========    ========    ========


As disclosed in the Form 10K, Registrant provides a statistically determined range of estimates of the ultimate unpaid loss and loss settlement expenses incurred for commercial lines and personal lines. This information is provided on a net of reinsurance basis. Registrant supplementally provides in this letter and will continue to provide in future filings on Form 10K the above statistically determined range of estimates by line of business also on a net of reinsurance basis. The statistical analysis prepared by Registrant's actuaries is completed only on a basis that is net of reinsurance recoverables.
Registrant believes that disclosure of the information on a net of reinsurance basis adequately discloses Registrant's risk profile and is satisfactory for the calculation of the range of estimates given the type and quality of the reinsurance utilized by Registrant, which is explained in a subsequent paragraph. The ranges were determined using both paid and incurred loss development data with a 1,000 trial simulation run against each set of data. Development factors within each 12-month development period were assumed to be normally distributed with the means equal to the estimated age-to-age factors, and the standard deviations equal to the actual standard deviations of the data used. The resulting ranges produced by the simulation were then used to create a reasonable representation of a 90% confidence interval using the 5% point as the low end of the range and the 95% point as the high end of the range. The total commercial lines range of $834.6 million to $1,097.2 million and the total personal lines range of $120.2 million to $151.4 million as disclosed in Registrant's Form 10K filing for 2004 were developed as separate simulations using the means and standard deviations of the individual lines as inputs. Therefore, as would be expected, the 90% confidence interval for all lines of business is smaller than the straight sum of the individual lines of business 90% intervals. Registrant records the actuarial best estimate of the ultimate unpaid losses and loss settlement expenses incurred. Actuarial loss reserving techniques and assumptions, which rely on historical information as adjusted to reflect current conditions, have been consistently applied. Changes in the estimate of the liability for unpaid losses and loss settlement expenses reflect actual payments and evaluations of new information and data since the last reporting date. These changes correlate with actuarial trends. Registrant believes the 90% confidence interval produced through this statistical analysis reflects a reasonably likely effect on operations and financial position resulting from evaluations of new information and data since the last reporting date.

Reinsurance receivables were $193.2 million at December 31, 2004. Of that amount, $123.8 million or 64% of the receivables were due from governmental bodies, regulatory agencies or quasi governmental pools and reinsurance facilities where, Registrant believes, there is virtually no credit risk. The remainder of the reinsurance recoverables are principally due from reinsurers rated A- or higher by the A.M. Best Company.


4. Based on the information disclosed included in the Business section on page 9 and on page 56 in Note 6 to the financial statements it appears that management significantly revised its estimate of loss reserves recorded in prior years. Please provide us in disclosure-type format the reason for this change in estimate. For each line of business, include the following disclosures:

- Identify the years to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.

- Identify the changes in the key assumptions you made to estimate the reserve since the last reporting date.

- Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

- Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

- Disclose any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.


Response:

As consistently disclosed in Registrant's periodic reports, Registrant's liability for loss and loss settlement expenses may be more or less than amounts ultimately paid when claims are settled. These estimates are reviewed at least quarterly, using the most current and relevant information, and adjusted as necessary. Such adjustments are reflected in current operations.

Registrant provides the following supplemental information with respect to the increase(decrease) in the estimate of the liability for unpaid losses and loss adjustment expenses attributable to insured events of prior years as of December 31, 2004:


                                 Accident Years
                          -----------------------------
                                                            2001 and
                          Total        2003       2002      Prior Years
                          -----        ----       ----      -----------
                                     (in thousands)
Commercial:

Automobile                $8,360      ($3,266)    $2,360      $9,266
Workers Compensation      (3,025)     (11,338)      (625)      8,938
Commercial Multi-Peril     7,144       (4,836)       317      11,663
Other Commercial           3,947         (295)       (29)      4,271
                         -------     --------    -------     -------

   Total Commercial       16,426      (19,735)     2,023      34,138
                         -------     --------    -------     -------

Personal:

Automobile                   442       (2,650)    (1,245)      4,337
Homeowners                (4,348)      (4,147)      (422)        221

Other Personal               (58)           3          0         (61)
                         -------     --------    -------     -------
   Total Personal         (3,964)      (6,794)    (1,667)      4,497
                         -------     --------    -------     -------

Total Commercial
  and Personal           $12,462     ($26,529)      $356     $38,635
                         =======     ========       ====     =======


The increase in the estimate of the liability for unpaid losses and loss adjustment expenses attributable to insured events of prior years of $12.5 million is equal to approximately 1.2% of the prior year reserve balance of $1.063 billion, which Registrant believes is not a significant change in the estimate of the liability for unpaid losses and loss adjustment expenses attributable to insured events of prior years.

Consistent with disclosures in Registrant's periodic reports, Registrant advises that its revision in reserve estimates were not the result of specific changes in Registrant's assumptions. Rather, they were derived from the consistent application of Registrant's estimating processes to emerging experience, including claims frequency and severity. Registrant records the actuarial best estimate of the ultimate unpaid losses and loss settlement expenses incurred. Actuarial loss reserving techniques and assumptions, which rely on historical information as adjusted to reflect current conditions, have been consistently applied, after consideration of recent case reserve activity during the periods presented. Changes in the estimate of the liability for unpaid losses and loss settlement expenses reflect actual payments and evaluations of new information and data since the last reporting date. These changes correlate with actuarial trends. The adverse development in commercial automobile was primarily due to higher loss severity trends that became evident in the third and fourth quarters of 2003 when case reserve increases were recognized. These trends continued in 2004 for commercial automobile - largely affecting the 2002 and prior accident years. A moderation in commercial automobile severity in accident year 2003 was observed during 2004 and led to favorable development for that accident year. The case reserve increases for commercial automobile included the impact of adverse litigation trends. Registrant had previously noted in periodic reports an increase in litigation on bodily injury cases and a slowing of the rate of settlements. The combination of all of these factors resulted in the increased estimate of ultimate losses. The adverse development in commercial multi-peril was primarily due to higher loss severity trends that became evident in the third and fourth quarters of 2003 when case reserve increases were recognized. Like commercial auto, the trend continued in 2004 as increased litigation and a slow rate of settlements resulted in the increased estimate of ultimate losses for accident years 2001 and prior. A moderation in commercial multi-peril severity in accident year 2003 was observed during 2004 and led to favorable development in that accident year. The overall favorable development in workers compensation in 2004 reflects a moderation in severity for the 2003 accident year. Higher workers compensation severity trends persisted in 2004 for the 2001 and prior accident years resulting in additional adverse development for those accident years.

Liquidity and Capital Resources, page 32
----------------------------------------

Contractual Obligations table, page 33
--------------------------------------

5. Please provide us a revised table that presents the liability for unpaid loss and loss settlement expense amounts gross and not net of the effect of estimated amounts for reinsurance recoverable. Furthermore, please include the company's capital obligations, operating lease obligations, purchase obligations and interest on long term debt in the table, as it would appear that these liabilities represent future legal obligations of the Company and are material in the aggregate. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning registrant's contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K.

Response:

The following summarizes Registrant's revised contractual obligations at December 31, 2004 including the liability for unpaid loss and loss settlement expenses on a gross of reinsurance basis and interest on long term debt:

                              Less Than                              After
               Total          1 Year       1-3 Years    4-5 Years    5 Years
               ----------     --------     ---------    ---------    -------
                                        (in thousands)

Debt           $  119,625     $ 19,065     $    560                  $100,000

Gross Liab
For Unpaid
Loss & LAE     $1,317,735     $415,086     $441,441     $217,426     $243,782

Interest on
Long Term
Debt           $   49,650     $  5,799     $ 11,507     $ 11,500     $ 20,844


Registrant supplementally discloses that the table above does not include capital lease obligations, operating lease obligations or purchase obligations as they are either not applicable or not material individually or in the aggregate. The timing of the amounts for the gross liability for unpaid losses and loss settlement expenses have been estimated based on historical experience and expectations of future payment patterns. However, the timing of these payments may vary significantly from the amounts stated above.

Registrant acknowledges that (i) Registrant is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the "Commission"); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and (iii) Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me at (215) 864-8606, if you have any comments or questions.

                                              Sincerely,

                                              /s/ JUSTIN P. KLEIN
                                              --------------------
                                              Justin P. Klein


cc:   Ibolya Ignat, Staff Accountant
      Lisa Vanjoske, Assistant Chief Accountant
      Michael L. Browne, President and Chief Executive Officer
      Robert A. Kauffman, Senior Vice President, Secretary, General Counsel
                          and Chief Governance Officer